Contact

www.linkedin.com/in/toni-r-isreal-6206491ba (LinkedIn)

Top Skills

Marketing
Audience Development
Theatre

Toni R. Isreal

Founder at Realemn Productions
Trenton, New Jersey, United States

Summary

Isreal is the CEO and Founder of REALEMN Productions, Broadway's diversity consultant for marketing, partnership, PR, and producing. With amazing success and the opportunity to expand, Isreal recently launched REALEMN Enterprises which ultimately aligns REALEMN's partnerships across theatre, television, film, and music. In addition to being a proud member of New York Women in Film & Television, Isreal is a co-founder of The Industry Standard Group (TISG), a Broadway League Fellow, an awardee of the Central New Jersey Chapter of the National Coalition of 100 Black Women for Excellence in Economic Empowerment, and a highly sought-after guest presenter for conversations around arts and entertainment. Toni led multicultural outreach for the reopening of Broadway post the COVID shutdown and successfully developed and implemented an 'Essential Workers Campaign,' an initiative for Broadway shows to give thanks to our country's essential workers. The 'Essential Workers Campaign' was activated at 6 leading Broadway shows and counting. REALEMN's current roster of clients is inclusive of 2022 Tony Award Winning MJ The Musical and 2019 8 Time Tony Award Winning HADESTOWN, just to name a few. Additionally, REALEMN champions community engagement and communication strategy for multiple regional theatres along the East Coast and California's The Ole Globe.

Isreal's REALEMN Enterprises already has a renowned slate including Award-winning Director Phill Branch's documentary and homage to the iconic Hampton University, A Mixtape Comedy Show hosted by the renowned Royale Watkins, co-production credit with The Secret Garden Musical, and amazing music components that are soon to be announced.

Previously Isreal was a consultant with New York's World-Famous Apollo Theater, where she had secured over a million dollars in sales and was the Managing Director of Walker International Communications Group (WICG). A proud member of CTI –

Commercial Theater Institute, Isreal was instrumental in projects including but not limited to, 2018 Tony Award Winning Once On This Island, Disney's Aladdin and The Lion King, HUGHIE starring Forrest Whittaker, A Raisin in the Sun starring Denzel Washington, A Trip To Bountiful starring the late Cicely Tyson.

Toni Isreal advocates promoting the arts and entertainment to multicultural communities and delivering engaging experiences that encourage audiences to secure their seats and tune in.

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Experience

Realemn Productions
Founder

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